Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Acreage Holdings Inc. on Form S-3 of our report dated March 25, 2021, with respect to our audits of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, and 2018 appearing in the Annual Report on Form 10-K of Acreage Holdings Inc. for the year ended December 31, 2020.  We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases, effective January 1, 2019, due to the adoption of the guidance in Accounting Standards Codification Topic 842, Leases.

/s/ Marcum llp

Marcum llp

New York, NY

February 3, 2022